FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Cerulean Pharma Inc.

35 Gatehouse Drive

Waltham, MA 02451

Attn: Alejandra Carvajal, Vice President, General Counsel 781-209-6373

May 26, 2017

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Cerulean Pharma Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2017
File No. 001-36395

Ladies and Gentlemen:

Cerulean Pharma Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on April 17, 2017 (File No. 001-36395) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated May 12, 2017 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 1.

The Company respectfully requests that the Staff confirm that it has no further comments to the Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on June 6, 2017, or as soon as practicable thereafter.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

On behalf of the Company, we advise you as follows:

General

1.	Please prominently disclose that Cerulean shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company. Additionally, provide a range of number of shares of Cerulean common stock to be issued to Daré shareholders using the total number of outstanding shares of Cerulean and Daré on a fully-diluted basis as of the latest practicable date, indicate the factors that may result in adjustments to that range and how the adjustments effect the percentage of the shares of the combined company that will be held by Cerulean shareholders and the percentage that will be held by Daré shareholders. Please also clearly state that changes in the market price of Cerulean stock will have no effect on the number of shares received by Daré shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover letter and pages 4, 6, 21, 110 and 134 of Amendment No. 1 to the Preliminary Proxy Statement.

Exchange Ratio; Net Cash Calculation, page 5

2.	We note that 1,273,000 shares that are subject to options and warrants are included in the calculation of the number of shares of Cerulean common stock outstanding on a fully-diluted basis. Please tell us the basis for this figure and whether any options or warrants included in this figure are currently out of the money.

Response: In response to the Staff’s comment, the Company advises the Staff that in determining the number of shares of Cerulean common stock outstanding on a fully-diluted basis, the Company and Daré, in consultation with Aquilo, intended to produce a formula that appropriately accounted for the significant number of outstanding options and warrants to purchase Cerulean common stock that were out of the money. At the time of the signing of the Daré Stock Purchase Agreement, the Company had 5,441,178 outstanding options to purchase common stock at a weighted average exercise price of $3.36 per share and 365,564 outstanding warrants to purchase common stock at a weighted average exercise price of $7.08 per share. Based on the trading price of the Company’s common stock as of May 24, 2017, all of the Company’s outstanding options and warrants to purchase common stock are out of the money. The Company’s outstanding options to purchase common stock have exercise prices ranging from $0.79 to $10.59 and the Company’s outstanding warrants to purchase common stock have exercise prices ranging from $1.00 to $17.70.

The Company and Daré ultimately agreed to use the treasury stock method to calculate diluted shares outstanding using a stock price of $2.04, resulting in the fixed number of 1,273,000 to be used in the definition of “Fully Diluted Public Company Shares” in the Daré Stock Purchase Agreement. In negotiating this stock price and the resulting number of shares, the Company sought a number that would not unduly penalize its existing stockholders when calculating the percentage ownership in the combined company and Daré sought a number that ensure its equityholders maintained a majority interest in the combined company if a reasonable number of the Company’s outstanding options and warrants were exercised.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

3.	We note the stipulated valuations of Cerulean and Daré include $7 million and $15 million, respectively. Please explain the basis for these amounts and revise your disclosure in the Background section to discuss any negotiations surrounding these amounts.

Response: In response to the Staff’s comment, the Company advises the Staff that throughout negotiations of the Daré Transaction and the Daré Stock Purchase Agreement, the Company and Daré focused their discussions on the relative ownership percentages in the combined company, which required agreement on base case relative valuations ($15 million for Daré and $7 million plus an assumed $2.5 million of net cash at closing for Cerulean) and a mechanism adjusting those relative ownership percentages in the event of varying levels of net cash for each company at closing. Therefore. the parties ultimately agreed on a formula that included (a) a valuation for Daré of $15 million plus the amount, if any, of net cash it had at closing in excess of $1 million and (b) a valuation for Cerulean of $7 million plus the amount of net cash it had at closing. Daré’s valuation was based on its prior discussions with venture capitalists. Cerulean’s valuation was based on a value for Cerulean’s public listing and the amount of net cash it could provide to the combined company at closing. The agreed upon formula also included minimum and maximum ownership percentages in the combined company for Cerulean stockholders of 30% and 49%, respectively. The formula is set forth in the Daré Stock Purchase Agreement and described in the Preliminary Proxy Statement.

The Company has also revised the disclosure on pages 88 through 90 of Amendment No. 1 to the Preliminary Proxy Statement in response to the Staff’s comment.

4.	Please quantify the amount of Cerulean Net Cash and Daré Net Cash as of the most recent practicable date and the assumptions underlying the amounts reflected in the table on page 6.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 136, of Amendment No. 1 to the Preliminary Proxy Statement.

5.	Please disclose that if Cerulean Net Cash is less than $2 million current Daré equity holders will be issued shares representing 70% of the combined company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 136 of Amendment No. 1 to the Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

Cerulean Board Recommendation and Reasons for the Daré Transaction, page 6

6.	We note the statement that the combined company is expected to possess sufficient financial resources to fund the company beyond the expected value inflection point. Please clarify what this inflection point is and the amount of funding necessary to reach this point.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 98 of Amendment No. 1 to the Preliminary Proxy Statement.

Questions and Answers about the Special Meeting and the Transactions, page 14

7.	We note the statement on page 21 that Cerulean’s cash and cash equivalents are expected to be materially lower at the time of the Daré transaction closing than what is shown in the historical and pro forma financial statements. Please quantify the expected use of cash and cash equivalents prior to closing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 43 of Amendment No. 1 to the Preliminary Proxy Statement.

Cerulean’s officers and directors have interests in the Daré Transaction…, page 42

8.	Please revise to indicate that Dr. Rastetter and Dr. Kelley are currently members of the Cerulean board of directors and are expected to continue on as directors following the close of the Daré transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1 to the Preliminary Proxy Statement.

Daré’s success will depend heavily…, page 45

Clinical studies required for Daré’s product candidates…, page 46

9.	Please include disclosure regarding the precise stage that your lead product is currently in and the expected timeline for FDA approval. Please also clarify whether your product will be going through the FDA’s approval process for drugs or medical devices, as your current disclosure suggests both.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 165 of Amendment No. 1 to the Preliminary Proxy Statement and has added additional disclosure on pages 168 through 171 of the Amendment No. 1 to the Preliminary Proxy Statement describing Ovaprene®’s current stage of development, the expected timeline for FDA approval and the expected regulatory approval process for Ovaprene®.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

Background of the Novartis Transaction and the Daré Transaction, page 76

10.	Please supplementally provide us with copies of all materials prepared by Aquilo and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the Daré Stock Purchase Agreement and the transactions contemplated thereby.

Response: In response to the Staff’s comment, the Company’s counsel is furnishing supplementally to the Staff under separate cover copies of the presentation materials provided to the Company’s board of directors including the transaction committee of the board of directors on March 17, 2017 and March 19, 2017 by Aquilo Partners, L.P. (“Aquilo”) on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such Rule, the Company has requested that these materials be returned or destroyed promptly following completion of the Staff’s review thereof.

11.	Throughout this section you provide the “purpose” for many of the meetings listed, but you do not explain the actual discussions that took place at such meetings and the positions taken by those involved at the meetings. Please revise your disclose accordingly. Please also identify the parties present for each meeting, including the legal and financial advisory firms, the members of each party’s senior management and directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 through 92 of Amendment No. 1 to the Preliminary Proxy Statement.

12.	Please revise this section to provide details of the negotiations of the material terms of the Daré transaction. Your disclosure should include a discussion of how the parties determined the material aspects of the transaction, including determination of the exchange ratio and the net cash calculations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 88 through 91 of Amendment No. 1 to the Preliminary Proxy Statement.

13.	Please include a description of the discussions with Novartis regarding the Platform collaboration agreement that were initiated in June 2016.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 1 to the Preliminary Proxy Statement.

14.	Please identify the substance of the presentation made by Aquilo to the Cerulean Board on September 28, 2016.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1 to the Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

15.	Please expand the discussion of Aquilo’s activities between October 20, 2016 and March 19, 2017 to disclose whether Cerulean identified the parties that were contacted to ascertain potential strategic interest or if Aquilo identified them. Additionally, disclose the criteria used to identify these parties and how the field of companies was narrowed from over 90 to 28.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 1 to the Preliminary Proxy Statement.

16.	We note that on February 20, 2017, you describe the introduction of Daré to Cerulean. Please describe any other contacts between affiliates of the Company and Daré prior to February 20, 2017 and how Mr. Rastetter became aware of Daré’s interest in a transaction with Cerulean.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1 to the Preliminary Proxy Statement.

17.	We note your statement that four expert consultants retained by Cerulean provided written reports to the Cerulean board for review. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the proxy statement, your disclosure must provide the information required by Item 1015(b) of Regulation M-A. See Item 14(b)(6) of Schedule 14A.

Response: In response to the Staff’s comment, the Company respectfully submits that none of the written materials prepared by Cerulean’s outside consultants as part of its due diligence on Daré constitute a report, opinion or appraisal materially related to the transaction for the purposes of Item 1015 of Regulation M-A.

In connection with its due diligence on Daré, the Company engaged each of the four industry consultants referenced in the Preliminary Proxy Statement to review Daré’s Ovaprene® product candidate based on his or her respective expertise and review of materials provided by Daré. Each industry consultant produced a summary of his or her review of the materials provided by Daré. These due diligence summaries focused on Daré’s planned clinical trials, the risks and opportunities in the women’s reproductive health field and the reasonableness of Daré’s business plan based on the consultant’s experience and understanding of the industry. None of these materials opined on the value of Daré’s assets or the fairness of the consideration offered in the Daré Stock Purchase Agreement, and further, none of these consultants were informed of the terms of the Daré Stock Purchase Agreement or the implied valuation of Daré. None of the industry consultants arrived at any conclusions or made any specific recommendations regarding the value of Daré, whether Cerulean should or should not proceed with the Daré Transaction, or the fairness of the Daré Transaction. Further, the substance of the description of Daré and the potential risks and opportunities in women’s reproductive health field are fully described in the Preliminary Proxy Statement, in particular in the sections entitled “Daré’s Business” and “Risk Factors—Risks Related to the Combined Company.” Given the limited nature of the services provided by the industry consultants, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the written materials prepared by these industry consultants.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

Additionally, the Company has revised the disclosure on pages 91 and 92 of Amendment No. 1 to the Preliminary Proxy Statement to clarify that these industry consultants produced due diligence summaries.

Retention Agreements, page 109

18.	Please quantify the amounts to be paid to Dr. Senderowicz, Dr. Eliasof and Ms. Carvajal pursuant to the retention agreements and include any such amounts in the table on page 111.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of Amendment No. 1 to the Preliminary Proxy Statement.

Opinion of Cerulean’s Financial Advisor, page 111

19.	We note that Aquilo conducted a public company analysis, comparable initial public offering analysis and comparable biotechnology transaction analysis. Please tell us whether the criteria used to select the comparable companies and transactions identified other companies or transactions that were excluded from the analyses. If there were, please discuss the reasons for excluding them from the analyses.

Rule 83 Confidential Treatment Request by Cerulean #1

[********]

Cerulean Pharma, Inc. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Alejandra Carvajal, Vice President, General Counsel, Cerulean Pharma, Inc., 35 Gatehouse Drive, Waltham, MA 02451, telephone (781) 209-6373, before it permits any disclosure of the information contained in Request #1.

20.	With respect to the comparable public company analysis, comparable initial public offering analysis and comparable biotechnology transaction analysis, please explain how Daré’s current development of its lead product compares to a company with a lead product in Phase 2 clinical trials and why these types of companies and transactions were selected as comparables.

Rule 83 Confidential Treatment Request by Cerulean #2

[********]

Cerulean Pharma, Inc. respectfully requests that the information contained in Request #2 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Alejandra Carvajal, Vice President, General Counsel, Cerulean Pharma, Inc., 35 Gatehouse Drive, Waltham, MA 02451, telephone (781) 209-6373, before it permits any disclosure of the information contained in Request #2.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

Daré’s Business, page 159

21.	We note your use of the term “significant unmet need” here and elsewhere in the document. Such a term might imply that your product is eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Response: In response to the Staff’s comment, the term “significant unmet need” has been changed to “unmet need” throughout Amendment No. 1 to the Preliminary Proxy Statement.

22.	Please include a discussion of the need for any government approval of Daré’s product candidates and discuss the status of such approval, and also the effects of existing or probable governmental regulations on the business. Please clearly describe the stage of clinical development for Ovaprene and the expected timeline for FDA approval, including whether this will follow the approval path for a medical device or a drug. To the extent this is a medical device, please disclose whether this has been classified as a Class I, Class II or Class III medical device, including the significance of this designation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 165 through 166 of Amendment No. 1 to the Preliminary Proxy Statement and has added additional disclosure on pages 168 through 171 of Amendment No. 1 to the Preliminary Proxy Statement.

23.	We note your statement that the CDRH review will be conducted in the context of other barrier contraceptive devices…for which “clearly defined” clinical and regulatory pathways toward FDA market clearance exist. We also note your reference to the Caya diaphragm. Please explain whether the CDRH has made any determination as to the substantial equivalence of your product to another device, including the significance of your reference to Caya. In the alternative, please remove these statements.

Response: In response to the Staff’s comment, the Company has deleted the reference to a “clearly defined” clinical and regulatory pathway and has revised the disclosure on pages 170 through 171 of Amendment No. 1 to the Preliminary Proxy Statement regarding its discussion of the Caya® diaphragm.

24.	We note the disclosure regarding Daré’s expectation to conduct one large, single arm safety and efficacy study, which is required to seek Premarket Approval. Please describe any other requirements necessary prior to the commercialization of Ovaprene in the United States, including the expected amount of funding necessary to complete the process and an anticipated timeline. Please also disclose when you expect to begin this study.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 166 of Amendment No. 1 to the Preliminary Proxy Statement and added additional disclosure on pages 168 through 172 of Amendment No. 1 to the Preliminary Proxy Statement regarding discussion of Premarket Approval process, the regulatory requirements for commercialization of Ovaprene® in the United States, a timeline for such activities, the expected commencement date of the single arm safety and efficacy study and the amount of funding necessary to complete such activities.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

25.	Please disclose the amount of development, regulatory and commercial milestone payments to be paid by Daré pursuant to the ADVA-Tec agreement. Please also disclose the minimum spending amounts that Daré is obligated to meet per year, as well as the royalty rate or a royalty range to be paid on Ovaprene sales. Please also disclose the specific “requirements” that Daré must meet under the agreement with respect to conducting clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 171 through 172 of Amendment No. 1 to the Preliminary Proxy Statement and has added additional disclosure on pages 196 through 197 of Amendment No. 1 to the Preliminary Proxy Statement describing the items requested. The Company advises the staff that the combined company will seek confidential treatment with respect to certain matters contained in the ADVA-Tec agreement if and when such agreement is required to be filed with the Commission.

26.	Please disclose the type of patent protection and the patent expiration dates and expected expiration date for pending patent applications in the patent portfolio licensed under the ADVA-Tec agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 172 through 173 of Amendment No. 1 to the Preliminary Proxy Statement.

Clinical development path, page 164

27.	Please disclose whether Daré has established any relationships with non-profit developers. Please also remove the reference to Bayer’s Mirena or tell us why you believe such reference is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Ovaprene® Clinical Development Path” on pages 169 through 172 of Amendment No. 1 to the Preliminary Proxy Statement to remove the reference to Bayer’s Mirena®, and has added additional disclosure to that section regarding Daré’s relationship with non-profit developers, in particular the entity to assist with the PCT, CONRAD.

Unaudited Pro Forma Combined Financial Information, page 203

28.	Please explain to us why you give effect to the expected impairment of Cerulean assets in adjustment E on pages 210, and adjustment F on pages 217, as this impairment does not appear to have a continuing impact on the Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 226 and 233 of Amendment No. 1 to the Preliminary Proxy Statement to no longer give effect to the expected impairment of Cerulean assets in Adjustment E or Adjustment F.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

29.	Please explain to us why you give effect to the assumed termination by Novartis of your 2016 collaboration agreement on page 209, as this appears to be a projection and not directly attributable to the proposed transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 224 of Amendment No. 1 to the Preliminary Proxy Statement to longer give effect to the assumed termination by Novartis of its 2016 collaboration agreement.

Cerulean Pharma Inc.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page F-9

30.	We note from your “collaborative research and multiple-element arrangement” accounting policy that the Company entered into a collaboration arrangement with a strategic partner that provides for multiple deliverables by the Company in exchange for consideration in a combination of non-refundable upfront fees, research and development funding, payments based upon achievement of clinical development or other milestones and royalties in the form of designated percentages of product net sales. Please advise us if this policy relates to the Novartis research collaboration agreement and disclose your accounting policy for the potential recognition of milestone payments resulting from your collaboration agreement with Novartis as revenue. Refer to ASC 605-28-50.

Response: In response to the Staff’s comment, the Company advises the Staff that Novartis research collaboration agreement is the agreement referenced in the “Collaborative Research and Development and Multiple-Element Arrangements” accounting policy. The Company further advises the Staff that it has revised its disclosure on page F-9 of Amendment No. 1 to the Preliminary Proxy Statement to clarify that as part of any collaboration agreement signed, the Company evaluates all contingent consideration earned, including milestone payments, using the criteria as provided by FASB ASC 605-28, Revenue Recognition—Milestone Method. The Company evaluates if a milestone payment is substantive pursuant to the criteria set forth in ASC 605-28 as follows: (1) the Company determines if the milestone is commensurate with either its performance to achieve the milestone or the enhancement of value resulting from its activities to achieve the milestone; (2) the milestone be related to past performance; and (3) the milestone be reasonable relative to all deliverable and payment terms of the collaboration arrangement. If these criteria are met then the contingent milestones can be considered a substantive milestone and will be recognized as revenue in the period that the milestone is achieved.

The Company further advises the Staff that as of the date of the financial statements included in Amendment No. 1 to the Preliminary Proxy Statement, the timing of the achievement of the milestones under the Novartis research collaboration agreement, if achieved at all, was and continues to be highly speculative and contingent in nature. Assuming the Novartis research collaboration agreement is not terminated, the Company plans to continue to disclose whether any payments resulting from the achievement of milestones have been received, and the resulting revenue treatment, in its future periodic filings.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

Daré Bioscience, Inc.

Notes to Financial Statements

Note 7. Subsequent Events, page F-36

31.	Please revise to disclose the terms of your exclusive worldwide license for the Ovaprene technology with ADVA-Tec, Inc. Include in the disclosure the amounts of potential development, regulatory and commercial milestones and the circumstances under which they may be required. Also disclose the range of possible royalty payments to ADVA-Tec, Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-53 through F-54 of Amendment No. 1 to the Preliminary Proxy Statement. The Company advises the Staff that because the license agreement between Daré and ADVA-Tec, Inc. was executed in March 2017, Daré has disclosed the terms of the license agreement in its unaudited financial statements for the three month period ended March 31, 2017 instead of its audited financial statements for the year ended December 31, 2016.

***

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

May 26, 2017

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Christopher D.T. Guiffre
President and Chief Executive Officer
Cerulean Pharma Inc.

cc:	Chris Edwards, United States Securities and Exchange Commission

cc:	Office of Freedom of Information and Privacy Act Operations